RELEASE TRANSMITTED BY MARKETWIRE

FOR:  AGRIUM INC.

TSX, NYSE SYMBOL:  AGU

February 13, 2008

Agrium Reports Record Fourth Quarter and Annual Results

CALGARY, ALBERTA -- (Marketwire - Feb. 13, 2008) --

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today record net earnings for the fourth quarter of 2007 of $172-million ($1.24 diluted earnings per share), versus a net loss of $62-million ($0.47 diluted loss per share) in the fourth quarter of 2006. On an annual basis, 2007 was also a record year for Agrium, with net earnings of $441-million ($3.25 diluted earnings per share), significantly higher than last year and surpassing the previous record achieved in 2005 of $283-million ($2.12 diluted earnings per share).

"Our performance this quarter was a result of our three business units all delivering record fourth quarter results, due to a combination of excellent business fundamentals and strong operating performance. Furthermore, the outlook for 2008 is outstanding. Prices for virtually all major row crops are at record high levels, providing growers with a strong incentive to optimize use of crop inputs. Strong demand for crop inputs, combined with limited capacity additions for all three nutrients, is expected to result in the continuation of tight supply and demand conditions for global nutrient markets," said Mike Wilson, Agrium President and CEO.

Unrealized gas hedging gains of $15-million ($0.08 diluted earnings per share) and $50-million ($0.25 diluted earnings per share) in stock-based compensation expense are included in the quarter. A lower than expected tax rate, partly due to a Canadian federal corporate income tax rate reduction, resulted in our tax expense being $28-million ($0.20 diluted earnings per share) lower than expected in the fourth quarter.

KEY DEVELOPMENTS

- Agrium's Wholesale gross profit was a record $343-million in the fourth quarter of 2007 ($97-million in 2006) and Wholesale EBITDA was a record $307-million for the quarter ($99-million in 2006) due to exceptional crop nutrient prices and margins, continued solid agricultural demand and strong operating performance. On an annual basis, Wholesale's 2007 EBITDA reached $786-million, more than double last year's level. Wholesale's gross profit and EBITDA were an all-time high for any quarter, even though the second quarter is normally the strongest quarter of the year. Gross profits in the fourth quarter of 2007 for all three crop nutrients were more than double last year's levels.

- Agrium's Retail EBITDA was a record $47-million for the fourth quarter of 2007, up from $28-million last year. On an annual basis, Retail EBITDA reached $210-million, up from $125-million last year and above our previously stated goal of approaching $200-million. The record full year results were due to stronger crop nutrient, seed and services sales and margins, largely associated with synergies captured from the Royster-Clark acquisition. We believe that spring fertilizer and other crop input sales volumes will be strong, despite solid fertilizer application experienced this past fall.

- Advanced Technologies EBITDA was $4-million for the fourth quarter of 2007 and $29-million for the year, which was well above our annual target. We achieved record ESN(R) sales volumes of over 120,000 tonnes in 2007 and anticipate a further increase in sales volumes in 2008, based on strong customer demand.

- Agrium continues to work with the U.S. Federal Trade Commission (FTC) on obtaining clearance to proceed with the UAP Holding Corp. (UAP) retail acquisition announced in December, 2007 and remains confident of a successful close to the transaction. We received clearance from Canadian competition regulators on January 18, 2008.

2007 Fourth Quarter Operating Results

NET EARNINGS

Agrium's fourth quarter consolidated net earnings were $172-million, or $1.24 diluted earnings per share, compared to a net loss of $62-million, or $0.47 diluted loss per share, for the same quarter of 2006. EBIT was $250-million for the fourth quarter of 2007 versus EBIT loss of $87-million for the fourth quarter of 2006. This improved EBIT performance was comprised of an increase in gross profit of $302-million and a decrease in expenses of $35-million.

Consolidated gross profit in the fourth quarter of 2007 was $533-million compared to $231-million in the fourth quarter of 2006. Strong crop prices drove increased retail crop input demand contributing to a $54-million increase in gross profit in our Retail business segment as sales and margins for crop nutrients, crop protection products and seed, services and other all showed growth over the comparative period. Wholesale gross profit more than tripled with an increase of $246-million over the comparative period due to significant improvements in gross profit for all three nutrients. Our Advanced Technologies business segment contributed an additional $8-million to our quarter-over-quarter gross profit increase.

Excluding the effect of a one-time impairment charge of $136-million (pre-tax) in the fourth quarter of 2006, expenses have increased $101-million quarter-over-quarter. This increase in expenses primarily reflects a combination of the following items:

- $39-million increase in stock-based compensation expense due to a significant increase in our share price from $54.38 at September 30, 2007 to $72.21 at December 31, 2007;

- $29-million increase in Retail's selling expenses associated with increased sales activity;

- $20-million increase in expenses driven by growth in our business, including resulting higher royalties and other taxes and general and administrative costs; and,

- $13-million increase in other expenses due to the absence of a 2006 gain on sale of a non-core asset.

The enacted Canadian tax rate reduction and the tax effect of foreign exchange fluctuations in the fourth quarter were the principal reasons for the reduction in our fourth quarter tax rate.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's 2007 fourth quarter net sales were $555-million compared to $384-million in the fourth quarter of 2006, representing a 45 percent improvement in net sales quarter-over-quarter. Gross profit was $179-million, a $54-million increase over the $125-million gross profit earned in the same quarter last year. Retail fourth quarter EBIT nearly doubled from $20-million in the fourth quarter of 2006 to $39-million in the fourth quarter of 2007.

The increase in net sales and gross profit in the fourth quarter of 2007 versus the same quarter of 2006 was attributed to:

- Crop nutrient sales increased $147-million to $393-million due to a favorable combination of increases in both volume and selling prices. Gross profit improved $36-million to $83-million due to improvements in per tonne margins along with the increased volume. Crop nutrient product margins increased to 21 percent this quarter compared to 19 percent for the same quarter last year. Retail's crop nutrients business continued to benefit from strong fundamentals in our South American operations, which posted significant increases in fourth quarter crop nutrient sales and gross profit. In addition, improved fall 2007 weather conditions, particularly in the Eastern Cornbelt locations, contributed to increased crop nutrient sales in our North American operations when compared to the poor weather conditions throughout most of the region in the fall of 2006.

- Crop protection product sales increased by $6-million to $87-million and gross profit increased by $7-million to $56-million. Synergies realized with the Royster-Clark acquisition contributed to improved fourth quarter crop protection gross profit. In addition, gross profits increased due to fourth quarter payments of discretionary rebate programs from our suppliers. These factors contributed to the improvement in crop protection products margins from 60 percent in the fourth quarter of 2006 to 64 percent this quarter.

- Seed, services and other product sales and gross profit for the fourth quarter of 2007 also improved over the prior year with a sales increase of $18-million to $75-million and gross profit increase of $11-million to $40-million. Aided by strong seed demand in North America for fall-seeded wheat, our seed sales and gross profit increased by $8-million and $6-million, respectively. Our annual average seed sales grew by 23 percent in 2007 versus 2006. Application revenues and gross profit also increased over the fourth quarter of 2006 by $5-million and $4-million, respectively, primarily due to an increase in fourth quarter fertilizer volume.

- Our Kansas and Oklahoma retail outlets, purchased earlier in 2007, accounted for sales and gross profit increases of $16-million and $4-million, respectively for the quarter.

Retail selling expenses increased $29-million quarter-over-quarter, from $98-million to $127-million. The additional expenses are largely attributable to increased sales volumes. Selling expenses as a percentage of net sales have declined from 26 percent in the fourth quarter of 2006 to 23 percent this quarter.

Wholesale

Wholesale achieved an all-time record gross profit for the fourth quarter of 2007. Wholesale fourth quarter net sales were $908-million compared to $536-million in the fourth quarter of 2006. Gross profit was $343-million, more than triple the $97-million gross profit earned in the same quarter last year. EBIT of $277-million was up dramatically from the fourth quarter 2006 EBIT loss of $64-million. Gross profit for all three of our nutrient products increased significantly compared with the fourth quarter of 2006, due to strong selling prices, excellent customer demand and strong operating performance. Demand for all three nutrients continues to be exceptional in our sales regions heading into the spring season.

The increase in net sales and gross profit in the fourth quarter of 2007 versus the same quarter of 2006 is attributed to:

- Nitrogen sales increased by more than 60 percent, increasing $211-million to $555-million and gross profit more than tripled with an increase of $160-million to $225-million. Gross profit for domestic nitrogen increased by $129-million and international gross profit doubled quarter-over-quarter to $62-million as sales volumes for all major nitrogen products were up slightly over the same period last year. Realized nitrogen sales prices were $126 per tonne higher than the fourth quarter of last year, and $49 per tonne higher than the third quarter of 2007, due to tight global and North American market conditions. The combination of record nitrogen prices and only a slight increase in costs due to higher gas prices resulted in record total nitrogen margins of $151 per tonne and domestic nitrogen margins of $138 per tonne for the fourth quarter of 2007.

- Potash sales increased $44-million to $93-million and gross profit more than doubled to $57-million due to higher domestic and international demand and sales prices. Realized potash sales prices increased by $43 per tonne compared to the fourth quarter of 2006 and by $17 per tonne compared to the third quarter of 2007. The majority of the increase in gross profit was from the domestic market. Domestic volumes increased by 112,000 tonnes from the fourth quarter of 2006, versus an increase of 39,000 tonnes for international sales. Domestic margins increased by $65 per tonne from the fourth quarter of 2006, versus an increase of $20 per tonne for international sales. Cost of product sold on a per tonne basis was lower than the fourth quarter of last year and the third quarter of 2007, due primarily to higher production volumes.

- Phosphate sales more than doubled to $139-million and gross profit increased ten times or by $43-million to $47-million as a result of record phosphate selling prices and strong customer demand. Total realized sales prices increased by $184 per tonne compared to the fourth quarter of 2006 and by $39 per tonne compared to the third quarter of 2007. Sales volumes were up almost 50 percent over the fourth quarter of 2006. Phosphate margins increased $155 per tonne versus the fourth quarter of 2006, to reach an all-time record $177 per tonne. Phosphate production volume was 23 percent higher than the third quarter of 2007.

Wholesale EBIT for the fourth quarter of 2007 includes an $11-million increase quarter-over-quarter in stock-based compensation expense, due to a significant increase in our share price. It also includes $7-million in costs related to the previously announced closure of our Kenai nitrogen fertilizer operations. Wholesale EBIT in the fourth quarter of 2006 included a $136-million impairment charge on the carrying value of our Canadian phosphate assets as well as a $13-million one-time gain on sale for divestiture of a non-core oil and gas property in the Canadian Arctic.

Wholesale's overall natural gas cost in the fourth quarter of 2007 was $5.68/MMBtu compared with $4.97/MMBtu for the same quarter of 2006, due to higher global gas costs quarter-over-quarter. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2007 was $7.03/MMBtu compared with $6.62/MMBtu in the same period of 2006. The AECO (Alberta) basis differential averaged $0.92/MMBtu lower than NYMEX for the fourth quarter of 2007, down slightly from the same period last year.

Included in Other expenses for the fourth quarter of 2007 was a net gain of $5-million on natural gas derivatives, comprised of a $15-million unrealized gain representing the change in fair value of derivatives outstanding at December 31, 2007 and a $10-million realized loss on the settlement of derivatives during the quarter. The comparative net gain for the fourth quarter of 2006 was nil.

Advanced Technologies

Advanced Technologies' fourth quarter 2007 net sales were $70-million compared to $36-million in the fourth quarter of 2006. Gross profit was $15-million in the fourth quarter of 2007, or $8-million higher than the fourth quarter of 2006, driven by increased volumes and margins for ESN(R). ESN(R) sales volumes surpassed 120,000 tonnes in 2007 compared with 58,000 tonnes in 2006. EBIT was a loss of $2-million for the fourth quarter of 2007, consistent with a similar loss of $2-million for the comparative period. Fourth quarter selling, general and administrative expenses have increased over the similar quarter last year due to increased marketing activity and higher incentive accruals. Depreciation and amortization also increased by $2-million quarter-over-quarter. Expenses have increased as we implement our growth strategy in Advanced Technologies.

Other

EBIT for our Other non-operating business segment for the fourth quarter of 2007 was a loss of $64-million compared to a loss of $41-million for the same period last year. The increase in the EBIT loss of $23-million quarter-over-quarter is mainly due to an increase in stock-based compensation expense of $28-million driven by a significant increase in our share price.

FINANCIAL POSITION AND LIQUIDITY

Cash provided by operating activities was $337-million in the fourth quarter of 2007. Net earnings less items not affecting cash was a source of cash of $333-million. The net change in non-cash working capital from the third quarter of 2007 to the fourth quarter of 2007 was a source of cash of $4-million. Accounts receivable decreased $11-million, due primarily to a reduction in Retail rebates receivable, as the majority of accrued supplier rebates were received in the fourth quarter. Inventories increased by $74-million, primarily due to higher cost fertilizer product in Retail, partially offset by a seasonal decrease in Wholesale inventories. Prepaid expenses increased due to a significant increase in pre-bought seed inventory in

Retail. This was done in order to take advantage of favorable terms and pricing on seed for the 2008 season. Accounts payable and accrued liabilities increased $243-million, driven by builds in Retail inventory and pre-bought inventory, customer prepayments, and increased accruals. Included in accounts payable was $226-million of customer prepayments for product, an increase of $36-million from the end of the third quarter of 2007.

Cash used in investing activities, comprised primarily of capital expenditures, was $156-million for the fourth quarter of 2007. Capital expenditures related to Egypt for the fourth quarter were $111-million and were financed from project financing and previous equity injections. During the quarter we drew $114-million from Egypt project financing credit facilities. The next $314-million of expenditures will be funded by the project financing facility in 2008 before any equity contributions will be funded from the owners.

Cash provided by financing activities was $1.3-billion during the quarter. During the quarter, we closed an offering of 23,706,800 common shares at a price of $58.00 per share representing proceeds of approximately $1.3-billion. We intend to use the net proceeds from the offering to fund a portion of the purchase price for the outstanding shares of common stock of UAP. On December 2, 2007, we entered into an agreement to purchase all of the outstanding shares of common stock of UAP at $39.00 per share. The estimated aggregate cash consideration payable in connection with the UAP acquisition will be approximately $2.15-billion, plus the amount of UAP indebtedness to be assumed or refinanced. Completion is subject to tender of the majority of the outstanding shares of UAP and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act in the United States.

As at December 31, 2007, we had not utilized our accounts receivable securitization facility as our bank indebtedness facilities are currently more economical. At December 31, 2007, our bank indebtedness was $166-million, a decrease of $152-million from the third quarter.

On December 3, 2007, we filed an amendment to our Short Form Base Shelf Prospectus dated August 22, 2007, increasing the amount of available debt, equity and other securities from $1-billion to $3-billion in anticipation of required equity and debt financing related to the proposed acquisition of all of the outstanding shares of UAP. As of December 31, 2007, we had issued net $1.3-billion in equity securities under the Universal Shelf.

Beginning in the first quarter of 2008, Agrium intends to revise our Schedules 2a and 2b entitled "Product Lines", contained in our Interim Financial Statements, to provide information on an aggregate basis for our Wholesale products, namely nitrogen, phosphate and potash. A new Schedule 3 will be introduced providing volumes and average sales prices for individual Wholesale products, such as urea, ammonia and international versus domestic potash sales. This new presentation would align our disclosure to our peer group and takes into consideration our more diverse earnings profile.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under GAAP, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

The outlook for global and North American agricultural markets remains strong, supported by declining global crop stocks-to-use ratios due to continued strong demand and less than optimal yields in certain countries. U.S. corn futures prices have risen steadily since the beginning of October, 2007. This has been partly due to the United States Department of Agriculture (USDA) reducing their forecast for U.S. 2007-08 corn ending stocks by 28 percent since their October report. The tighter corn supply situation has resulted in higher prices for corn, soybeans and wheat as competition for seeded acreage this spring between the major crops intensifies.

Current producer economics support strong corn plantings and U.S. corn acreage is expected to remain historically high at 88-90 million acres in 2008. North American wheat acres are expected to increase as world wheat supplies remain tight and the USDA continues to forecast that 2007-08 ending stocks will be the tightest since 1947-48. The USDA is forecasting record average farm prices for corn, soybean and wheat growers in 2007-08. Crop input demand is expected to remain strong in the spring of 2008, as strong grower economics support increased crop input applications and expanded crop acreage. At the end of September 2007, 2.5 million acres expired from the Conservation Reserve Program in the U.S. This is expected to contribute to higher overall seeded area in 2008.

Strong international demand for nitrogen in the fourth quarter resulted in record global price levels for the period. Urea prices have declined slightly early in the first quarter of 2008 but demand for spring seeding in the Northern Hemisphere is expected to provide support in the coming months. China is expected to remain an exporter of urea in 2008, although the price differential between global and domestic Chinese prices has narrowed over the past month. Chinese exporters will face higher export taxes once the new increase takes effect in the second quarter of 2008, which will increase the export tax by five percent to 35 percent. The Chinese government also recently announced their intention to limit further domestic price increases for both nitrogen and phosphate which could impact their production, domestic sales and/or export levels. Brazil imported record volumes of all fertilizer nutrients in 2007, particularly nitrogen, and is expected to remain a significant importer in 2008. Indian imports are forecast to continue to grow in 2008 and India is expected to surpass the U.S. as the world's largest importer of urea. A risk to the outlook for nitrogen, and other nutrients, is if India were to make a significant change in fertilizer subsidy policies that could impact demand and import levels.

Potash prices have risen rapidly as potash producers are limited in their ability to increase short-term supplies to meet growing demand. North

American potash inventories at the end of 2007 were 26 percent below the five-year average. The level and timing of Chinese import demand in 2008 remains somewhat uncertain as contract negotiations are ongoing with major suppliers, although it is expected that strong demand from other parts of Asia, Brazil, and U.S. will maintain a tight global supply/demand situation.

Tight global phosphate supplies have supported significant price increases over the past few months, and as with the other crop nutrients, demand is expected to remain strong both within North America and internationally. Many phosphate producers are facing significantly higher input costs in 2008 due to large increases in the prices of sulphur, phosphate rock and ammonia, particularly those producers that are not fully integrated. In North America, supplies of DAP and MAP remain tight as U.S. inventories were 23 percent below the five-year average at the end of December. The government in China has taken steps to minimize phosphate exports by increasing export taxes in the second and third quarters of 2007 which further confirms their intention to maintain supplies for domestic consumption as a response to overall market tightness. As mentioned earlier, a significant change in India that would impact fertilizer subsidies, could impact their demand for phosphate fertilizers.

Bulk ocean freight rates have dropped as much as 25 percent since the start of 2008. For importers, this means that some of the price increases that have taken place in nutrients will be offset by lower ocean freight which would be expected to support demand. Reductions in freight rates would also improve the returns realized by Canpotex on delivered potash shipments.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand and price level for our major products, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada, and Argentina, the rate of inflation in Western Canada in particular and in other regions in which we operate facilities, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls on fertilizers and the availability of subsidies or changes in their amounts, the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, the completion and timely integration of the UAP acquisition, and changes to construction cost, timing of construction, performance of other parties, and political risks associated with our Egyptian nitrogen project. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2007 4th Quarter Conference Call will be available in a listen-only mode beginning Wednesday, February 13 at 9:30 a.m. MT (11:30 a.m.
ET). Please visit the following website: www.agrium.com.

/T/

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

                                    Three months ended  Twelve months ended
                                           December 31,         December 31,
                                   -------------------- --------------------
                                        2007      2006       2007      2006
                                   -------------------- --------------------

Sales                               $  1,492  $    944   $  5,491  $  4,373
Direct freight                            66        45        221       180
                                   -------------------- --------------------
Net sales                              1,426       899      5,270     4,193
Cost of product                          893       668      3,672     3,237
                                   -------------------- --------------------
Gross profit                             533       231      1,598       956
                                   -------------------- --------------------

Expenses
 Selling                                 137       105        471       390
 General and administrative               39        23        125        96
 Depreciation and amortization            45        41        173       169
 Royalties and other taxes                13         3         43        20
 Asset impairment                          -       136          -       136
 Other expenses                           49        10         71        73
                                   -------------------- --------------------
                                         283       318        883       884
                                   -------------------- --------------------

Earnings (loss) before interest
 expense and income taxes                250       (87)       715        72
 Interest on long-term debt               13        13         52        47
 Other interest                            6         5         18        16
                                   -------------------- --------------------
Earnings (loss) before income taxes      231      (105)       645         9
                                   -------------------- --------------------
 Current income taxes                      9        15         85        78
 Future income taxes (recovery)           50       (58)       119      (102)

                                   -------------------- --------------------
 Income taxes (recovery)                  59       (43)       204       (24)
                                   -------------------- --------------------
Net earnings (loss)                      172       (62)       441        33
 Retained earnings - beginning of
 period                                  861       672        602       584
 Transition adjustment                     -         -         (3)        -
 Common share dividends declared          (9)       (8)       (16)      (15)
                                   -------------------- --------------------
Retained earnings - end of period   $  1,024  $    602   $  1,024  $    602
                                   ==================== ====================

Earnings per share
 Basic                              $   1.25  $  (0.47)  $   3.28  $   0.25
 Diluted                            $   1.24  $  (0.47)  $   3.25  $   0.25



AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                    Three months ended  Twelve months ended
                                           December 31,         December 31,
                                   -------------------- --------------------
                                        2007      2006       2007      2006
                                   -------------------- --------------------

Operating
Net earnings (loss)                 $    172  $    (62)  $    441  $     33
Items not affecting cash
 Depreciation and amortization            45        41        173       169
 Gain on disposal of assets and
  investments                             (4)      (13)        (4)      (14)
 Future income taxes (recovery)           50       (58)       119      (102)
 Stock based compensation                 50        11        113        30
 Unrealized (gain) loss on
  derivative contracts                   (13)       (2)         6         6
 Unrealized foreign exchange (gain)
  loss                                    (3)        5        (50)        6
 Asset impairment                          -       136          -       136
 Other                                    36       (18)        48       (56)
Net change in non-cash working
 capital                                   4        (9)      (352)      (53)
                                   -------------------- --------------------
Cash provided by operating
 activities                              337        31        494       155
                                   -------------------- --------------------

Investing
 Capital expenditures                   (157)      (80)      (454)     (209)
 Acquisitions, net of cash acquired        -        (3)         -      (651)
 Investment in equity investee             -         -        (63)        -
 (Increase) decrease in other
  assets                                  (7)       23        (61)       28

 Proceeds from disposal of assets
  and investments                          8        19         17        93
                                   -------------------- --------------------
Cash used in investing activities       (156)      (41)      (561)     (739)
                                   -------------------- --------------------

Financing
 Common shares issued, net of
  issuance costs                       1,326        11      1,337        33
 Bank indebtedness                      (152)       67        (61)      212
 Long-term debt issuance                 114         -        132       296
 Long-term debt repayment                  -        (1)         -      (137)
 Financing fees on long-term debt          -         -        (13)        -
 Common share dividends paid              (1)        -        (15)      (14)
 Issue of common shares by
  subsidiary to non-
  controlling interest                     -         3         87         3
                                   -------------------- --------------------
Cash provided by financing
 activities                            1,287        80      1,467       393
                                   -------------------- --------------------

Increase (decrease) in cash and
 cash equivalents                      1,468        70      1,400      (191)
Cash and cash equivalents -
 beginning of period                      41        39        109       300
                                   -------------------- --------------------
Cash and cash equivalents - end of
 period                             $  1,509  $    109   $  1,509  $    109
                                   ==================== ====================



AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                          As at December 31,
                                             -------------------------------
                                                   2007                2006
                                             -------------------------------

ASSETS
Current assets
 Cash and cash equivalents                    $   1,509            $    109
 Accounts receivable                                821                 566
 Inventories                                        961                 747
 Prepaid expenses and deposits                      297                 137
                                             -------------------------------
                                                  3,588               1,559
Property, plant and equipment                     1,779               1,332
Intangible assets                                    73                  75
Goodwill                                            178                 174
Other assets                                        221                 103
Future income tax assets                              -                  22

                                             -------------------------------
                                              $   5,839            $  3,265
                                             ===============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Bank indebtedness                            $     166            $    227
 Accounts payable and accrued liabilities         1,100                 715
 Current portion of long-term debt                    1                   1
                                             -------------------------------
                                                  1,267                 943

Long-term debt
 Recourse                                           664                 669
 Non-recourse                                       119                   -
                                             -------------------------------
                                                    783                 669
Other liabilities                                   358                 282
Future income tax liabilities                       237                 131
Non-controlling interests                           102                   7
                                             -------------------------------
                                                  2,747               2,032
Shareholders' equity                              3,092               1,233
                                             -------------------------------
                                              $   5,839            $  3,265
                                             ===============================



AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders' Equity (Unaudited)

            Millions
                  of
              shares                  Millions of U.S. dollars
            -------- -------------------------------------------------------
                                                   Accumulated
                                                         other        Total
              Common Common Contributed Retained comprehensive shareholders'
              shares shares     surplus earnings        income       equity
            -------- -------------------------------------------------------
Balance as
 at December
 31, 2005        131 $  583      $    3   $  584        $   10       $1,180
                                                               -------------
 Net
  earnings                                    33                         33
 Foreign
  currency
  translation
  adjustment                                                (1)          (1)
                                                               -------------
 Comprehensive
  income                                                                 32

 Common
  share
  dividends                                  (15)                       (15)
 Stock
  compensation
  exercise
  and grants       2     34           2                                  36
            -------- -------------------------------------------------------
Balance as
 at December
 31, 2006        133 $  617      $    5   $  602        $    9       $1,233
            ======== =======================================================
 Transition
  adjustments
  for net
  deferred
  gains on
  cash flow
  hedges
  (net of
  tax)                                        (3)            5            2
            -------- -------------------------------------------------------
Balance as
 at January
 1, 2007         133    617           5      599            14        1,235
                                                               -------------
 Net
  earnings                                   441                        441
 Unrealized
  gains on
  cash flow
  hedges (a)                                                10           10
 Realized
  gains on
  cash flow
  hedges (b)                                                 9            9
 Foreign
  currency
  translation
  adjustment                                                55           55
                                                               -------------
 Comprehensive
  income                                                                515
 Common
  share
  dividends                                  (16)                       (16)
 Share
  issuance        24  1,338                                           1,338
 Stock
  compensation
  exercise
  and grants       1     17           3                                  20
            -------- -------------------------------------------------------
Balance as
 at December
 31, 2007 (c)    158 $1,972      $    8   $1,024        $   88       $3,092
            ======== =======================================================

Notes to accumulated other comprehensive income:

(a) Net of non-controlling interests of $7-million.

(b) Net of tax of $2-million and non-controlling interests of $3-million.

(c) Average shares outstanding for the quarter: Basic - 138 million (2006 - 133 million), Diluted - 139 million (2006 - 133 million).



AGRIUM INC.                                                           Schedule 1
Segmentation
(Unaudited - millions of U.S. dollars)

                                    Three Months Ended December 31
                       -----------------------------------------------------
                                                                Advanced
                             Retail          Wholesale        Technologies
                       ----------------- ----------------- -----------------
                          2007     2006     2007     2006     2007     2006
                       -------- -------- -------- -------- -------- --------

Net sales
 - external              $ 554    $ 384    $ 814    $ 485  $    58  $    30
 - inter-segment             1        -       94       51       12        6
----------------------------------------------------------------------------
Total net sales            555      384      908      536       70       36
Cost of product            376      259      565      439       55       29
----------------------------------------------------------------------------
Gross profit             $ 179    $ 125    $ 343    $  97  $    15  $     7
============================================================================
Gross profit %              32%      33%      38%      18%      21%      19%
============================================================================

Selling Expenses         $ 127    $  98    $   7    $   7  $     4  $     2

EBITDA (1)               $  47    $  28    $ 307    $  99  $     4  $     1

EBIT (2)                 $  39    $  20    $ 277    $ (64) $    (2) $    (2)

                                                Other             Total
                                          ---------------- -----------------
                                            2007     2006     2007     2006
                                          ------- -------- -------- --------

Net sales
 - external                                $   -    $   -  $ 1,426  $   899
 - inter-segment                            (107)     (57)       -        -
----------------------------------------------------------------------------
Total net sales                             (107)     (57)   1,426      899
Cost of product                             (103)     (59)     893      668
----------------------------------------------------------------------------
Gross profit                               $  (4)   $   2  $   533  $   231
============================================================================

Gross profit %                                                  37%      26%
============================================================================

Selling Expenses                           $  (1)   $  (2) $   137  $   105

EBITDA (1)                                 $ (63)   $ (38) $   295  $    90

EBIT (2)                                   $ (64)   $ (41) $   250  $   (87)


                                     Twelve months Ended December 31
                       -----------------------------------------------------
                                                                Advanced
                             Retail          Wholesale        Technologies
                       ----------------- ----------------- -----------------
                          2007     2006     2007     2006     2007     2006
                       -------- -------- -------- -------- -------- --------

Net sales
 - external            $ 2,458  $ 1,975  $ 2,595  $ 2,126   $  217    $  92
 - inter-segment             8        -      250      143       32        9
----------------------------------------------------------------------------
Total net sales          2,466    1,975    2,845    2,269      249      101
Cost of product          1,790    1,480    1,971    1,834      194       82
----------------------------------------------------------------------------
Gross profit           $   676  $   495  $   874  $   435   $   55    $  19
============================================================================
Gross profit %              27%      25%      31%      19%      22%      19%
============================================================================

Selling Expenses       $   442  $   361  $    27  $    30   $   10    $   5

EBITDA (1)             $   210  $   125  $   786  $   352   $   29    $   7

EBIT (2)               $   177  $    95  $   667  $    91   $   13    $  (1)

                                                Other             Total
                                          ---------------- -----------------
                                            2007     2006     2007     2006
                                         -------- -------- -------- --------

Net sales
 - external                              $     -  $     -  $ 5,270  $ 4,193
 - inter-segment                            (290)    (152)       -        -
----------------------------------------------------------------------------
Total net sales                             (290)    (152)   5,270    4,193
Cost of product                             (283)    (159)   3,672    3,237
----------------------------------------------------------------------------
Gross profit                             $    (7) $     7  $ 1,598  $   956
============================================================================
Gross profit %                                                  30%      23%
============================================================================

Selling Expenses                         $    (8) $    (6) $   471  $   390

EBITDA (1)                               $  (137) $  (107) $   888  $   377

EBIT (2)                                 $  (142) $  (113) $   715  $    72

(1) Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2) Earnings (loss) before interest expense and income taxes.



AGRIUM INC.                                                          Schedule 2a
Product Lines
Three Months Ended December 31,
(Unaudited -- millions of U.S. dollars)


                                               2007
                     -------------------------------------------------------
                                                  Sales   Selling
                           Net  Cost of   Gross  Tonnes     Price    Margin
                         Sales  Product  Profit  (000's) ($/Tonne) ($/Tonne)
                     -------------------------------------------------------

Wholesale
 Nitrogen (1)
  Ammonia              $   179  $   118  $   61     407   $   440   $   150
  Urea                     247      114     133     633       390       210
  UAN Solutions,
   Sulphate and
   Other                   129       98      31     448       288        69
                     -------------------------------------------------------
  Total Nitrogen           555      330     225   1,488       373       151
 Phosphate                 139       92      47     266       523       177
 Potash (2)                 93       36      57     462       201       123
 Product Purchased
  for Resale               121      107      14     276       438        51
                     -------------------------------------------------------
                           908      565     343   2,492       364       138
                     -------------------------------------------------------

Retail (3)
 Crop Nutrients            393      310      83
 Crop Protection
  Products                  87       31      56
 Seed, Services and
  Other                     75       35      40
                     ---------------------------
                           555      376     179
                     ---------------------------

Advanced Technologies
 Controlled Release

  Products                  58       46      12
 Other                      12        9       3
                     ---------------------------
                            70       55      15
                     ---------------------------

Other inter-segment
 eliminations             (107)    (103)     (4)
                     ---------------------------

Total                  $ 1,426  $   893  $  533
                     ===========================


                                               2006
                     -------------------------------------------------------
                                                  Sales   Selling
                           Net  Cost of   Gross  Tonnes     Price    Margin
                         Sales  Product  Profit  (000's) ($/Tonne) ($/Tonne)
                     -------------------------------------------------------

Wholesale
 Nitrogen (1)
  Ammonia              $   124  $   115  $    9     379   $   327   $    24
  Urea                     152      103      49     601       253        82
  UAN Solutions,
   Sulphate and
   Other                    68       61       7     415       164        17
                     -------------------------------------------------------
  Total Nitrogen           344      279      65   1,395       247        47
 Phosphate                  61       57       4     180       339        22
 Potash (2)                 49       25      24     311       158        77
 Product Purchased
  for Resale                82       78       4     329       249        12
                     -------------------------------------------------------
                           536      439      97   2,215       242        44
                     -------------------------------------------------------

Retail (3)
 Crop Nutrients            246      199      47
 Crop Protection
  Products                  81       32      49
 Seed, Services and
  Other                     57       28      29
                     ---------------------------
                           384      259     125
                     ---------------------------

Advanced Technologies
 Controlled Release
  Products                  24       19       5
 Other                      12       10       2
                     ---------------------------
                            36       29       7
                     ---------------------------

Other inter-segment
 eliminations              (57)     (59)      2
                     ---------------------------

Total                  $   899  $   668  $  231
                     ===========================

(1) International nitrogen sales were 307,000 tonnes (2006-264,000); net sales were $102-million (2006-$57-million) and gross profit was $62-million (2006-$31-million).

(2) International potash sales were 217,000 tonnes (2006-178,000); net sales were $35-million (2006-$22-million) and gross profit was $19-million (2006-$12-million).

(3) International retail net sales were $101-million (2006-$58-million) and gross profit was $19-million (2006-$12-million) .



AGRIUM INC.                                                          Schedule 2b
Product Lines
Twelve months Ended December 31,
(Unaudited -- millions of U.S. dollars)

                                               2007
                     -------------------------------------------------------
                                                  Sales   Selling
                           Net  Cost of   Gross  Tonnes     Price    Margin
                         Sales  Product  Profit  (000's) ($/Tonne) ($/Tonne)
                     -------------------------------------------------------

Wholesale
 Nitrogen (1)
  Ammonia              $   508  $   383 $   125   1,282   $   396   $    98
  Urea                     765      439     326   2,162       354       151
  UAN Solutions,
   Sulphate
   and Other               462      352     110   1,750       264        63
                     -------------------------------------------------------
  Total Nitrogen         1,735    1,174     561   5,194       334       108
 Phosphate                 466      348     118   1,021       456       116
 Potash (2)                305      138     167   1,684       181        99
 Product Purchased
  for Resale               339      311      28     968       350        29
                     -------------------------------------------------------
                         2,845    1,971     874   8,867       321        99
                     -------------------------------------------------------

Retail (3)
 Crop Nutrients          1,453    1,118     335
 Crop Protection
  Products                 619      438     181
 Seed, Services and
  Other                    394      234     160
                     ---------------------------
                         2,466    1,790     676
                     ---------------------------

Advanced Technologies
 Controlled Release
  Products                 208      162      46
 Other                      41       32       9
                     ---------------------------
                           249      194      55
                     ---------------------------

Other inter-segment
 eliminations             (290)    (283)     (7)
                     ---------------------------

Total                  $ 5,270  $ 3,672 $ 1,598
                     ===========================

                                               2006
                     -------------------------------------------------------
                                                  Sales   Selling
                           Net  Cost of   Gross  Tonnes     Price    Margin
                         Sales  Product  Profit  (000's) ($/Tonne) ($/Tonne)
                     -------------------------------------------------------

Wholesale
 Nitrogen (1)
  Ammonia              $   440  $   387  $   53   1,269   $   347   $    42
  Urea                     681      484     197   2,582       264        76
  UAN Solutions,
   Sulphate
   and Other               255      214      41   1,209       211        34
                     -------------------------------------------------------
  Total Nitrogen         1,376    1,085     291   5,060       272        58
 Phosphate                 298      271      27     906       329        30
 Potash (2)                213      115      98   1,279       167        77
 Product Purchased
  for Resale               382      363      19   1,524       251        12
                     -------------------------------------------------------
                         2,269    1,834     435   8,769       259        50
                     -------------------------------------------------------

Retail (3)
 Crop Nutrients          1,065      848     217
 Crop Protection
  Products                 591      437     154
 Seed, Services and
  Other                    319      195     124
                     ---------------------------
                         1,975    1,480     495
                     ---------------------------

Advanced Technologies
 Controlled Release
  Products                  68       56      12
 Other                      33       26       7
                     ---------------------------
                           101       82      19

                     ---------------------------

Other inter-segment
 eliminations             (152)    (159)      7
                     ---------------------------

Total                  $ 4,193  $ 3,237  $  956
                     ===========================

(1) International nitrogen sales were 873,000 tonnes (2006-1,393,000); net sales were $260-million (2006-$333-million) and gross profit was $119-million (2006-$148-million).

(2) International potash sales were 818,000 tonnes (2006-548,000); net sales were $120-million (2006-$70-million) and gross profit was $66-million (2006-$35-million).

(3) International retail net sales were $260-million (2006-$165-million) and gross profit was $49-million (2006-$30-million).

/T/



-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Ashley Harris
Manager, Investor Relations
(403) 225-7437
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors

SUBJECT:   ERN

-0-